                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                        RULES 13D-1(B), (C), AND (D) AND
                            AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. __)1

                               WORLD ACCESS, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   98141A 10 1
                                 (CUSIP NUMBER)


                                DECEMBER 18, 2000
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


---------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98141A 10 1

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Roger B. Abbott

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF           5.       SOLE VOTING POWER

SHARES                       53,437 shares

BENEFICIALLY        6.       SHARED VOTING POWER

OWNED BY                     7,504,805 shares

EACH                7.       SOLE DISPOSITIVE POWER

REPORTING                    49,047 shares

PERSON              8.       SHARED DISPOSITIVE POWER

WITH:                        6,751,038 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,562,632 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.3%

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No.    98141A 10 1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rosalind Abbott

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF           5.       SOLE VOTING POWER

SHARES                       53,437 shares

BENEFICIALLY        6.       SHARED VOTING POWER

OWNED BY                     7,504,805 shares

EACH                7.       SOLE DISPOSITIVE POWER

REPORTING                    49,047 shares

PERSON              8.       SHARED DISPOSITIVE POWER

WITH:                        6,751,038 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,562,632 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                       [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.3%

12.      TYPE OF REPORTING PERSON

         IN

Item 1.

         (a)      Name of Issuer:

                  World Access, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  945 E. Paces Ferry Road, Suite 2200
                  Atlanta, Georgia  30326

Item 2.

         (a)      Name of Person Filing:

                  (1)      Roger B. Abbott

                  (2)      Rosalind Abbott

         (b)      Address of Principal Business Office or, if None, Residence:

                  (1)      Mr. Abbott:      9999 Willow Creek Road
                                            San Diego, CA 92131

                  (2)      Mrs. Abbott:     9999 Willow Creek Road
                                            San Diego, CA 92131

         (c)      Citizenship:

                  (1)      Mr. Abbott:      United States of America

                  (2)      Mrs. Abbott:     United States of America

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  98141A 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.           Ownership:

         (a)      Amount beneficially owned:

                  (1)      Mr. Abbott:      7,562,632 shares

                  (2)      Mrs. Abbott:     7,562,632 shares

         (b)      Percent of class:

                  (1)      Mr. Abbott:      7.3%

                  (2)      Mrs. Abbott:     7.3%

         (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote(1):

                                    (1)     Mr. Abbott:       53,437 shares

                                    (2)     Mrs. Abbott:      53,437 shares

                          (ii)      Shared power to vote or to direct the
                                    vote (1):

                                    (1)     Mr. Abbott:       7,504,805

                                    (2)     Mrs. Abbott:      7,504,805

                         (iii) Sole power to dispose or to direct the disposition of (1):

                                    (1)     Mr. Abbott:       49,047 shares

                                    (2)     Mrs. Abbott:      49,047 shares

                          (iv) Shared power to dispose or to direct the disposition of (1):

                                    (1)     Mr. Abbott:       6,751,038

---------------
           (1) The shares referenced in this Schedule include the following: (i) 6,751,038 shares held by Roger B. Abbott and Rosalind Abbott as Community Property for which Mr. and Mrs. Abbott share voting and dispositive power; (ii) 49,047 shares held by Roger B. Abbott for which Mr. Abbott has sole voting and dispositive power; (iii) 49,047 shares held by Rosalind Abbott for which Mrs. Abbott has sole voting and dispositive power; (iv) 753,767 shares held in escrow for which Mr. and Mrs. Abbott share voting power; (v) 4,390 shares held in escrow for which Mr. Abbott has sole voting power; and (vi) 4,390 shares held in escrow for which Mrs. Abbott has sole voting power.

                                    (2)     Mrs. Abbott:      6,751,038

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of the Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 22, 2001                     /s/ Roger B. Abbott
                                            ------------------------------------
                                            Roger B. Abbott



Date:  January 22, 2001                     /s/ Rosalind Abbott
                                            ------------------------------------
                                            Rosalind Abbott

January 22, 2001





To Whom It May Concern:

The undersigned acknowledge that the statement on Schedule 13G to which this letter is attached, is being filed on behalf of each of Roger B. Abbott and Rosalind Abbott.



/s/ Roger B. Abbott                                 /s/ Rosalind Abbott
-----------------------                             ----------------------------
Roger B. Abbott                                     Rosalind Abbott